Ralph Norris CHIEF EXECUTIVE OFFICER 15 August 2007
124 ACN 123 123
Commonwealth Bank of Australia MEDIA PRESENTATION FOR THE FULL YEAR Ended 30 June 2007

Disclaimer
the form into any of take of without background date or summary not needs general the in does or with at given of current and situation considered, presentation information investors financial be activities is a It should is 2007. potential objectives, follows Bank’s or These the August that about 15 investors investment material to the investor. advice The information presentation, and does not purport to be complete. It is not intended to be relied upon as account particular professional advice when deciding if an investment is appropriate.

Overview
· growth profit growth digit future priorities double drive to business strategic year delivered five new the our into businesses in on maintained going all — investment progress quality momentum result Good Continued Substantial Credit Good
·

Jun 07 vs Jun 07 Jun 06
Cash NPAT ($m) *4,60418%
Cash EPS (cents) *353.016%
Return on Equity -Cash (%)22.180 bpts
Income ($m)13,15911%
Expense ($m)6,4277%
Final Dividend ($ per share)1.4915%
* Excludes profit on sale of Hong Kong Insurance business in half year ended December 2005

All brands performing strongly

CEO priorities & measures
Customer Service Business Banking Technology & Operational Excellence Trust & Team Spirit Profitable Growth Superior operating and financial results Australia’s finest financial services organisation

Customer Service
Continued focus on embedding Sales & Services culture 4,000 front line staff trained in how to better identify customer needs 1,100 new customer facing roles across the Group New branch operating model to better meet customer needs Continued improvement in customer satisfaction scores Complaints reduced; compliments increased

6 month average) % customers satisfied (Roy Morgan Research -

Business Banking Local Business Banking (LBB)Growth in Lending to Non-Financial 85 new Bankers in branches Corporations 2005-2007* 160% 78 new associates providing 24/7 150% access140% Product and process simplification130% 120% Corporate Financial Services110% 72 new staff in 8 new centres100% Simpler faster processes90% Improved customer satisfactionJun-05Sep-05Dec-05Mar-06Jun-06Sep-06Dec-06Mar-07Jun-07 CBAMarket Agribusiness* APRA 53 new Bankers in 15 new locationsLBB Quarterly gross fundingsFY07 Agrilinelaunched with 24/7 customer access Technology CommBiz rolled out to over 10,000 business customers Continued enhancements to CommSeeQ1 Q2 Q3 Q4 9

Business Banking
Local Business Banking (LBB)
• 24/7 simplification branches providing in process Bankers associates and new new access Product • 78
·
Corporate Financial Services
· centres satisfaction new 8 processes in faster customer staff new Improved
· Simpler
·
Agribusiness
· locations new 24/7 15 with in Bankers launched access new Agriline customer 53
·
Technology
· 10,000 to over to out enhancements rolled customers CommBiz business Continued CommSee
·
Jun-07 Mar-07 Dec-06 Sep-06 Jun-06 Mar-06 Dec-05 Sep-05 Jun-05
CBA
Market
* APRA

chosen by 50% of IFA’s -online, real time secure business and corporate banking FirstChoice -
CommBiz
2m active customers CommSec -
Netbank
95% — visibility of customer
CommSee
Technology & Operational Excellence
· the and expense large across in IT of CommWay, $100m delivering projects resilience in 1,512 IT improvements trained to over of stability, total staff Saved Successfully portfolio business Significant system security 429 taking
·
June 07 Severity 1 and 2 Incidents June 06 -
Incidents
Severity 1 and 2
Efficiency Ratio = To
tal IT Expense (excluding strategic initiative spend) / Total bank Op Expenses *

Trust & Team Spirit improving
Continued improvement in the culture:
· people benefits customer in pride on scores of focus momentum employee sense Increasing Positive engagement Improved Increasing
·

Opportunities for Profitable Growth
Asian expansion plans progressing well:
ANK acquisition acquired JV partner stake in CMG Astra Further capital investment in Hangzhou Cinda/CFS fund management JV launched Branch licence applied for
—
Indonesia China Vietnam
· 2007 in funds new 20 launched increasing Management strategy referrals Asset growth unit Global Markets business CFS Global Cross
·

Outlook
· 2007 or to growth meet levels credit to similar growth positive at personal competitive EPS remain and expect remains to remain business will mix, Australia expected in for industry business peers outlook growth expected services and of credit slowing outlook average Economic Housing Some Financial Given exceed
·

Ralph Norris CHIEF EXECUTIVE OFFICER 15 August 2007
124 ACN 123 123
Commonwealth Bank of Australia MEDIA PRESENTATION FOR THE FULL YEAR Ended 30 June 2007